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                                                                  EXHIBIT C


                       [Letterhead of Merrill Lynch]

                                                December 22, 1995

Board of Directors
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, IL  60521

Dear Members of the Board:

            We understand that CBI Industries, Inc. (the "Company"), Praxair, Inc. (the "Bidder") and Praxair Acquisition Corp., a wholly-owned subsidiary of the Bidder ("Acquisition Sub"), have entered into an Agreement and Plan of Merger dated as of December 22, 1995 (the "Merger Agreement") which provides, among other things, for (i) the tender offer by Acquisition Sub for all outstanding shares of the common stock, par value $2.50 per share, together with certain associated rights, of the Company for consideration of $33.00 net per share in cash (the "Tender Offer"), and
(ii) the subsequent merger (the "Merger," and together with the Tender Offer, the "Transaction") of Acquisition Sub with and into the Company, pursuant to which each outstanding share of the common stock of the Company (other than shares held in treasury or held by the Bidder or any of its affiliates or as to which dissenters' rights are perfected) will be converted into the right to receive consideration of $33.00 net per share in cash. The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

            We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be offered to such shareholders in the Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Transaction.

            In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Transaction, (2) such publicly available information concerning the Company and the Bidder which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company including, without limitation, certain projections prepared

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by the Company, (4) a trading history of the Company's common stock and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, in arriving at our opinion, we have considered the results of efforts to solicit indications of interest from third parties with respect to an acquisition of all or part of the Company or other strategic transactions involving the Company. We also have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

            In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

            Based upon and subject to the foregoing, we are of the opinion as of the date hereof, that, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Transaction is fair to such shareholders.

            We have, in the past, provided financial advisory and financing services to the Company and are acting as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the


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Transaction.  In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.
In the ordinary course of our business, we actively trade in the securities of the Company and the Bidder for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

            This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to such shareholder in the Transaction.

                                                Very truly yours,



                                                MERRILL LYNCH